PHELPS DODGE CORPORATION AND SUBSIDIARIES
Exhibit 12.2
COMPUTATION OF RATIOS OF TOTAL DEBT TO TOTAL CAPITALIZATION
(in millions)

	December 31,
	2006	2005	2004
Short-term debt	$33.7	14.3	78.8

Current portion of long-term debt	88.1	2.5	45.9

Long-term debt	770.1	677.7	972.2

Total debt	891.9	694.5	1,096.9

Minority interests in consolidated subsidiaries	1,249.6	915.9	555.1

Common shareholders’ equity	7,690.4	5,601.6	4,343.1

Total capitalization	$9,831.9	7,212.0	5,995.1

Ratio of total debt to total capitalization	9.1%	9.6%	18.3%